UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015
Commission File Number: 001-35284

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 6688112, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT 99.1 AND THE IFRS FINANCIAL RESULTS INCLUDED IN EXHIBIT 99.2 OF THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-199696 AND 333-144171) AND FORM S-8 (NOS. 333-187533, 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K/A of Ellomay Capital Ltd. (the “Registrant”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K furnished by the Registrant to the Securities and Exchange Commission on June 22, 2015 (the “Original Report”), solely for the purpose of amending slide 22 of the investor presentation attached as exhibit 99.3 to the Original Report to change the year noted in the in line no. 5 from “2015” to “2016.” Except as so amended, the Registrant’s Original Report remains as originally furnished.

This Report on Form 6-K/A of Ellomay Capital Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1.	Press Release: “Ellomay Capital Announces Results of 2015 Annual General Meeting of Shareholders,” dated June 18, 2015.

Exhibit 99.2.	Press Release: “Ellomay Capital Reports Results for the First Quarter of 2015,” dated June 22, 2015.

Exhibit 99.3.	Q1 2015 Investor Presentation.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated: June 23, 2015